Filed by Two Harbors Investment Corp. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Capitol Acquisition Corp.

Commission File No.: 001-33769

FOR IMMEDIATE RELEASE

CAPITOL ACQUISITION CORP. ANNOUNCES

PURCHASE PLAN BY PINE RIVER AFFILIATE

WASHINGTON, D.C., June 29, 2009 – Capitol Acquisition Corp. (“Capitol”) (NYSE Amex: CLA; CLA.U; CLA.WS) announced today that Thomas Siering, a Partner of Pine River Capital Management L.P. (“Pine River”) and the President and a Director of Two Harbors Investment Corp. (“Two Harbors”), has entered into a written plan to purchase up to an aggregate of 100,000 shares of common stock of Capitol pursuant to Rules 10b5-1 and 10b-18 of the Securities Exchange Act of 1934. As previously announced, Capitol and Two Harbors, a company wholly-owned by Pine River, have entered into a merger agreement pursuant to which Capitol will become a wholly-owned subsidiary of Two Harbors following approval of the merger by Capitol’s stockholders.

Capitol Acquisition Corp.

Capitol Acquisition Corp. is a Washington D.C. specified purpose acquisition company formed for the purpose of acquiring through a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more operating businesses or assets. Its efforts in identifying a prospective target business are not limited to a particular industry. Founded by Mark D. Ein, Capitol has an experienced team of Directors and Advisors with complementary backgrounds and a history of success as investors, entrepreneurs, executives and advisors. Capitol priced its initial public offering (“IPO”) of 26,249,000 units on November 8, 2007, including the underwriters’ over-allotment option, generating $258.9 million in net proceeds. As of March 31, 2009, Capitol held approximately $259.1 million in a trust account maintained by an independent trustee, which will be released upon the consummation of the business combination. Additional information is available at www.capitolacquisition.com.

Two Harbors Investment Corp.

Two Harbors is a newly-formed Maryland corporation focused on investing in, financing and managing residential mortgage-backed securities. Two Harbors was formed solely to complete the business combination with Capitol and has no material assets or liabilities. Two Harbors will be externally managed and advised by PRCM Advisers, a wholly-owned subsidiary of Pine River.

Pine River Capital Management L.P.

Pine River is a leading independent global alternative asset management firm, registered as an investment adviser under the Investment Advisers Act of 1940. Founded in 2002, with offices in Hong Kong, London, New York, and San Francisco, and headquartered in Minnetonka, Minnesota, Pine River manages approximately $800 million in assets across five hedge fund strategies. The firm’s six partners have worked together an average of 14 years and have an average of 18 years investment experience. The firm maintains registrations with the SEC and NFA in the United States, the FSA in the United Kingdom, the SFC in Hong Kong, the SEBI in India, and the TSEC in Taiwan.

Safe Harbor

This press release includes “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Actual results may differ from expectations, estimates and projections and, consequently, you should not rely on these forward looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Factors that may cause such differences include the possibility that shares in Capitol may not be available at the prices or in the amounts described in the 10b5-1 plan described above.

Additional information concerning these and other risk factors is contained in Capitol’s most recent filings with the Securities and Exchange Commission (“SEC”). All subsequent written and oral forward-looking statements concerning Capitol and Two Harbors, the merger, the related transactions or other matters and attributable to Capitol and Two Harbors or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Capitol and Two Harbors caution readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Capitol and Two Harbors do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement to reflect any change in their expectations or any change in events, conditions or circumstances on which any such statement is based.

Additional Information

Capitol intends to file a proxy statement, and Two Harbors intends to file a registration statement, with the SEC, in each case, that will contain a preliminary proxy statement/prospectus in connection with the proposed transaction and to mail a definitive proxy statement/prospectus and other relevant documents to Capitol stockholders and warrant holders. Stockholders and warrant holders of Capitol and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus, and amendments thereto, and definitive proxy statement and prospectus in connection with solicitation of proxies for the special meetings of Capitol’s stockholders and Capitol’s warrant holders to be held to approve the transaction because these proxy statements/prospectuses will contain important information about Capitol, Two Harbors and the proposed transactions. Such Persons can also read Capitol’s final prospectus from its initial public offering dated November 8, 2007, its annual report on form 10-K for the fiscal year ended December 31, 2008, which was filed with the SEC on March 16, 2009 (“Annual Report”) and other reports as filed with the SEC, for a description of the security holdings of Capitol’s officers and directors and their affiliates and their other respective interests in the successful consummation of the proposed transaction. The definitive proxy statement/prospectus will be mailed to stockholders and warrant holders as of a record date to be established for voting on the merger. Stockholders and warrant holders will also be able to obtain a copy of the preliminary and definitive proxy statements/prospectuses, without charge, once available, at the SEC’s Internet site at http://www.sec.gov or by directing a request to: Capitol Acquisition Corp., 509 7th Street, NW, Washington, DC 20004, telephone (202) 654-7060.

Participation in Solicitation

Capitol, Two Harbors, PRCM and their respective directors, executive officers, affiliates and other persons may be deemed to be participants in the solicitation of proxies for the special meetings of Capitol’s stockholders and Capitol’s warrant holders to approve the proposed transaction. A list of the names of those directors and officers and descriptions of their interests in Capitol is contained in Capitol’s Annual Report. Capitol’s stockholders may also obtain additional information about the interests of its directors and officers in the transactions by reading the preliminary proxy statement/prospectus and other relevant materials to be filed by Capitol and Two Harbors with the SEC when they become available. Information regarding Two Harbors’ directors and executive officers and other potential participants will be contained in Capitol’s preliminary proxy statement/prospectus and other relevant materials to be filed by Capitol and Two Harbors with the SEC when they become available.

Disclaimer

This press release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Capitol or Two Harbors, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

CONTACT:

Andrew Garcia, Vice President, Business Development, Two Harbors Investment Corp.,

(612) 238-3307

Mark Ein, Chief Executive Officer, Capitol Acquisition Corp., (202) 654-7001

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